GRUPO FINANCIERO GALICIA S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering” CUIT 30-70496280-7

Buenos Aires, April 29, 2010

To the Comisión Nacional de Valores (National Securities Commission)

Dear sirs,

We are pleased to write to you, in compliance with the provisions set forth by the National Securities Commission, in order to inform you that the ordinary shareholders’ meeting of Grupo Financiero Galicia S.A. (the “Company”) was held on April 27, 2010, at 12:10 a.m. (the “April 27th Shareholders’ Meeting”), and was presided over by Mr. Eduardo Escasany. The April 27th Shareholders’ Meeting was attended by 71 shareholders (the “Shareholders”), of which 45 were present in person and 26 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 750,451,857 class “B” ordinary shares, with each share entitled to one vote, which represented both a capital stock value of 750,451,857 pesos and 750,451,857 votes, which resulted in a quorum of 83.11%.

Pursuant to the requirements of section 75 of the rules of the Bolsa de Comercio de Buenos Aires, the summary of the resolutions adopted with respect to each item of the agenda of the April 27th Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

It was determined that the following three shareholders would sign the minutes: Messrs. Arturo Santillán, Adolfo Tamini and Mrs. Maria José Van Morlegan.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of the principal subsidiary of the Company, Banco de Galicia y Buenos Aires S.A. (“Banco”). Discussion of the position to be adopted by the Company with respect to some issues to be dealt with at the next shareholders’ meeting of Banco.”

It was determined that an agent of the Company will vote at the next shareholders’ meeting of Banco to be held today (i) for the proposals made by the board of directors of Banco when discussing items 1, 2, 3, 5, 6, 7, 10 and 11; (ii) for the approval of the performance of the board of directors and the supervisory syndics’ committee of Banco; (iii) that the number of regular directors be fixed at seven (7) and that the number of alternate directors be fixed at five (5); (iv) for the acceptance of the resignations of Mr. Guillermo J. Pando and Mr. Pablo Gutierrez; (v) for the re-election of Mr. Luis M. Ribaya, Mr. Guillermo J. Pando and Mr. Pablo Gutierrez as regular directors; (vi) for the re-election of Messrs. Enrique M. Garda Olaciregui, Norberto D. Corizzo and Luis A. Diaz, as regular syndics, and for the re-election of Messrs. Miguel N. Armando, Fernando Noetinger and Ricardo A. Bertoglio as alternate syndics and; (vii) for the increase of the amount of the global program of simple short-, mid- and/or long-term negotiable obligations, non-convertible into shares for a maximum outstanding face value of up to US$342,500,000 (three hundred and forty two million, five hundred thousands US dollars), or the equivalent thereof in another currency, in the sum of up to US$300,000,000 (three hundred million US dollars), or its equivalent in any other currency, bringing the program to the total sum of US$642,500,000 (six hundred and forty two million, five hundred thousands US dollars), or its equivalent in any other currency, and for the delegation of the necessary powers to the board of directors of Banco, and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management, and/or to whom the board of directors of Banco designates in accordance with applicable rules, including the right to determine the remaining terms and conditions of such program.

GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

THIRD ITEM OF THE AGENDA: "Examination of the balance sheet, income statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies, and the annual report and report of the supervisory syndics’ committee of the Company for the 12th fiscal year ended December 31, 2010.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Allocation of the fiscal year results of the Company.”

It was approved that the Ps.408,900,641.85 profit of the fiscal year be distributed as follows: a) the amount of Ps.20,445,032.09 is to be allocated to the legal reserve of the Company, pursuant to Section 70 of Law 19,550; b) the amount of Ps.24,828,140.34 is to be allocated to the payment of dividends in cash and c) the remaining amount of Ps.363,627,469.42 is to be allocated to the creation of a discretionary reserve due to i) the fact that most of the profits for the fiscal year correspond to income by holdings and not to realized and liquid profits that could be distributed and ii) the need to be able to pay the foreign-currency denominated negotiable obligations of the Company.

FIFTH ITEM OF THE AGENDA: “Approval of the performance of the Company’s board of directors and supervisory syndics committee.”

Evaluation and approval of the performance of the Company’s board of directors and the supervisory syndics’ committee.

SIXTH ITEM OF THE AGENDA: “Compensation of the Company’s supervisory syndics committee.”

The compensation for the Company’s supervisory syndics’ committee was set at Ps.850,000.

SEVENTH ITEM OF THE AGENDA: “Compensation of the Company’s board of directors.”

The compensation for the Company’s independent directors, for the fiscal year under analysis, was set at Ps.512,000.

GRUPO FINANCIERO GALICIA S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering”
CUIT 30-70496280-7

EIGHTH ITEM OF THE AGENDA: “Grant of authorization to the Company’s board of directors to make advance payments of directors’ fees to those directors who, during the fiscal year beginning on January 1, 2011, qualify as “independent directors,” ad-referendum of the April 27th Shareholders’ Meeting that considers the documentation corresponding to such fiscal year.”

The board of directors of the Company was authorized to make advance payments of directors’ fees to those directors who are considered “independent directors,” ad-referendum of the decision made at the April 27th Shareholders’ Meeting that considers the documentation corresponding to fiscal year beginning on January 1, 2011.

NINTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors and, if appropriate, election thereof, for the term established by the Company’s bylaws until reaching the number of directors set at the April 27th Shareholders’ Meeting.”

The number of regular directors was set at nine (9) and the number of alternate directors at five (5). Also, it was resolved to re-elect Messrs. Federico Braun and Silvestre Vila Moret and to elect Mr. Cesar Guido Forcieri as regular directors, and to re-elect Mrs. Maria Ofelia Hordeñana de Escasany and Messrs. Luis Sila Monsegur and Sergio Grinenco as alternate directors, all for three (3) year terms of office.

TENTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for a one-year term of office.”

The lawyer Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz were appointed as regular syndics for a term of one year, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín were appointed as alternate syndics.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the financial statements of the Company for fiscal year 2010.”

The compensation of the accountant that certified the financial statements of the Company for fiscal year 2010 was set at Ps.692,760.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the financial statements of the Company for fiscal year 2011.”

The appointment of the accountants Ignacio Javier Casas Rúa and Diego Luis Sisto as independent accountant and alternate accountant, respectively, was approved. Both accountants are from Price Waterhouse & Co. S.R.L.

Yours sincerely,

José Luis Gentile

Attorney-in-fact